Michael Page International Recruitment Limited
Corporate Office, Page House, 1 Dashwood Lang Road,
The Bourne Business Park, Addlestone, Surrey, KT15 2QW
t: +44(0) 1932 264000 **f:** +44(0) 1932 264297
e: groupaccounts@michaelpage.com

RECEIVED

2009 MAR 25 A 7:24

6 March 2009

File No. 82-5162

SUPPL

Mary Cascio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

09045760

Dear Ms Cascio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1.	Notice of Results	- 8525N09
2.	Total Voting Rights	- 1043O09
3.	Final Results	- 3443O07

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

p.p. [signature]

Jeremy Tatham
Controller Corporate Reporting
Direct Line 01932 264143
jeremytatham@michalepage.com

dlw 4/2

82-5162

Regulatory Announcement

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Company	Michael Page International PLC
TIDM	MPI
Headline	Notice of Results
Released	09:24 25-Feb-09
Number	8525N09

Michael Page INTERNATIONAL

RNS Number : 8525N
Michael Page International PLC
25 February 2009

Michael Page International plc

Notice of 2008 Preliminary Results

Michael Page International plc will release its 2008 Preliminary Results at 7.00am on Thursday 5th March 2009.

The company will host a presentation for analysts and investors at 8.30am on 5th March 2009 at

Financial Dynamics
Holborn Gate
26 Southampton Buildings
London
WC2A 1PB
United Kingdom.

A conference call facility is available for analysts and investors unable to attend, details of which are below.

Link:

http://w.on24.com/r.htm?
e=136290&s=1&k=07044F7C0A03EFD61DF7CA11B02DF800

Dial-In: +44 (0)20 7162 0025
ConferenceID: 827441

Please quote "Michael Page 2008 Preliminary Results" to gain access to the call.

A presentation and recording to accompany the Preliminary Results Presentation will be posted during the course of the morning of 5 March 2009 on the company's website at

http://investors.michaelpage.co.uk/presentations

Michael Page International plc
Steve Ingham Chief Executive 01932 264144
Stephen Puckett Finance Director 01932 264144

Financial Dynamics
Richard Mountain/Susanne Yule 020 7269 7121

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82-5162

Regulatory Announcement

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Company	Michael Page International PLC
TIDM	MPI
Headline	Total Voting Rights
Released	09:29 02-Mar-09
Number	1043O09

Michael Page INTERNATIONAL

RNS Number : 1043O
Michael Page International PLC
02 March 2009

Michael Page International plc

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

As at the date of this announcement, Michael Page International plc's capital consists of 319,014,636 ordinary shares with voting rights. No ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Michael Page International plc is 319,014,636.

The above figure of 319,014,636 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc, under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Final Results
Released	07:00 05-Mar-09
Number	3443O07

Michael Page INTERNATIONAL

RNS Number : 3443O
Michael Page International PLC
05 March 2009

Michael Page International plc

Full Year Results for the year ended 31 December 2008

Michael Page International plc ("Michael Page"), the specialist professional recruitment company, announces its full year results for the year ended 31 December 2008.

	2008 £m	**2007 £m**	**Change**	**Change CER***
Revenue	972.8	831.6	+17%	+8%
Gross profit	552.7	478.1	+16%	+6%
Operating profit	140.5	149.4	- 6%	-16%
Profit before tax	140.1	147.4	- 5%	
Basic earnings per share (pence)	30.3	31.1	- 3%	
Diluted earnings per share (pence)	29.9	30.6	-2%	
Dividend (pence)	8.0	8.0	-	

*Constant exchange rates

2008 Highlights

- Record levels of revenue and gross profit
- Gross profit from permanent placements grew 14%
- Gross profit from temporary placements grew 20%
- Temporary placements gross margin maintained at 24.2%
- 68% of gross profit generated from outside the UK

- EMEA, the Group's largest region, grew gross profit by 32%
- 51% of gross profit generated from non-Finance and Accounting disciplines
- Cash generated from operations up 25% to £185.2m (2007: £148.7m)
- Net cash at the year end of £94.3m (2007: £10.3m)

Current Trading

- Further deterioration in market conditions
- Gross profit down 30% (down 38% at constant currency) in first two months
- Continuous actions to reduce costs
- Group headcount at end of February 4,491, down by 452 since start of year and 961 since end September 2008

Steve Ingham, Chief Executive of Michael Page, said:

"Looking at 2008 as a whole, Michael Page delivered a good set of results. However, it was a year of two halves with a strong first half being followed by a progressively weaker second half as the economic environment deteriorated.

"Given the current uncertainty over the economic outlook, it is extremely difficult to predict the performance of our business in the short term. Whilst, as in previous downturns, we will aim to maintain our market presence, we also recognise the need to manage our cost base to reflect current trading. Our strategy of diversifying by both specialist discipline and geography has increased our resilience and our balance sheet has never been stronger. We believe the Group is well positioned to benefit when market conditions improve and we remain confident in the longer term prospects of the Group."

Enquiries:

Michael Page International plc	01932 264144
Steve Ingham, Chief Executive	
Stephen Puckett, Group Finance Director	
Financial Dynamics	020 7269 7121
Richard Mountain / Susanne Yule	

Chairman's Statement

2008 as a whole was a successful year for the Group, despite encountering increasingly difficult economic conditions. We produced a record level of revenue with growth in every region. This performance is testament to our strategy of diversifying the Group's business through organic expansion. At the beginning of the year, we experienced strong demand in

the majority of our businesses around the world and continued our expansion and investment in headcount to deliver growth. Total staff numbers grew from 5,052 at the beginning of the year to peak at 5,535 by the end of June. As market conditions deteriorated rapidly in the second half of the year our businesses reacted quickly, reducing total staff to 4,943 at the end of the year. During the year we started businesses in Austria, Turkey and New Zealand and now have operations in 163 offices across 28 countries.

Financial summary

Revenue for the year ended 31 December 2008 increased 17.0% to £972.8m (2007: £831.6m) and gross profit grew by 15.6% to £552.7m (2007: £478.1m). Reported revenue and gross profit benefited from the weakening of Sterling during the year. In constant currency the growth rates were 7.9% and 5.8%, respectively. As typically happens when market conditions weaken, temporary placements were more resilient than permanent. Growth in gross profit from temporary placements exceeded that from permanent placements and this slight shift in business mix resulted in a Group gross margin of 56.8% (2007: 57.5%). The rapid slowdown in activity we experienced in the second half of the year, combined with the Group's high operational gearing produced lower operating profit of £140.5m (2007: £149.4m). Profit before tax was £140.1m (2007: £147.4m) and basic earnings per share were 2.6% lower at 30.3p (2007: 31.1p). Cash generated from operations increased by 24.6% to £185.2m (2007: £148.7m) the increase being largely driven by lower working capital requirements. The Group's net cash position at 31 December 2008 was £94.3m (2007: £10.3m).

The success of our strategy to diversify the business, both geographically and by discipline, through organic growth is increasingly evident, with the EMEA region the largest in the Group. This diversification, combined with the weakness of Sterling, means that almost 70% of the Group's 2008 reported gross profit was generated outside the UK. With a heritage in Finance and Accounting recruitment, these disciplines will continue to represent a significant proportion of the business for some time. However, other professional disciplines that we have been successfully rolling-out now account for just over 50% of the Group's gross profit and we anticipate that the proportion generated from these other disciplines will continue to increase as we diversify further.

Dividends, share repurchases and cash position

The Board's policy on dividends is to seek to grow the level of annual dividend to a level which we believe can be sustained throughout economic cycles. Surplus cash generated in excess of these dividend levels will be returned to shareholders through share repurchases whilst maintaining a strong balance sheet position.

Given the slight reduction in earnings per share, but more importantly, the uncertain economic outlook, the Board is recommending maintaining the total dividend per share for the year at 8.0p. The proposed final dividend is 5.12p (2007: 5.6p) per share which, together with the interim dividend of 2.88p (2007: 2.4p) per share paid in October, makes a total dividend for the year of 8.0p (2007: 8.0p) per share. The final dividend, if approved,

will be paid on 8 June 2009 to those shareholders on the register at 8 May 2009. The total dividend is covered 3.8 times by basic earnings per share of 30.3p.

We repurchased 7.2m shares for £16.8m during 2008. Our year end net cash position of £94.3m is higher than usual, reflecting the adoption of a more cautious approach to the Group's financial position given the deteriorating economic conditions and volatility in the financial markets.

Takeover approach by Adecco

In May 2008, Michael Page received an unsolicited offer from Adecco S.A. ("Adecco") regarding a possible offer for the Group. After careful consideration, the Board of Michael Page concluded that the proposed offer materially undervalued the Group and its prospects and that the interests of the Group's shareholders and employees would be better served by Michael Page remaining an independent entity. On 16 September 2008, Adecco announced it was no longer considering making an offer for Michael Page and pursuant to Rule 2.8 of the City Code on Takeovers and Mergers is prevented from making an offer for Michael Page within the six month period following the date of their announcement.

Employees

In response to the deteriorating and increasingly challenging economic climate, we have and continue to take the regrettable, but necessary, actions to reduce our staff headcount around the world. I would like to thank those staff who have left the business for their contribution to the Group and wish them well for the future.

The long-term growth strategy of the Group is founded on the successful development of our staff within a meritocratic culture. Our objective is to provide the environment and opportunity for talented individuals to develop and progress their careers with high recognition and reward. I would like to extend the appreciation of the Board and shareholders to the staff and to thank them for their commitment to the Group.

Board of Directors

Stephen Box, the Senior Independent Director, has decided not to seek re-election to the Board at the forthcoming Annual General Meeting in May. Stephen joined the Board at the time of flotation in 2001 and has been a valuable member of the Board. We all thank him for his contribution.

Current trading

Market conditions have deteriorated further since the beginning of the year, with gross profit decreasing in January and February by 30% (down 38% on a constant currency basis). The Group is currently operating around break even at the operating profit level, although March is historically our strongest month in the first quarter. In light of these conditions, we continue to take aggressive action to manage our cost base. Group headcount at the end of February was 4,491, down by 452 in the last two months and 961

down from the position at the end of September. This is 19% lower than the peak level of 5,535 in June 2008.

Strategy and Outlook

The specialist recruitment markets benefit from a number of long-term structural drivers such as: labour market deregulation; demographic changes; a global shortage of qualified professionals; increasing job mobility; labour law compliance and a greater awareness and acceptance for companies to use specialist recruitment services. These drivers remain, notwithstanding the impact of the economic climate on the confidence of both candidates and clients.

In previous economic downturns, while we reduced headcount, we maintained our market presence and continued to make selective new investments. These decisions enabled us to take market share and enhance the resilience of the Group so that we were able to grow more quickly when economic conditions improved. While the current economic climate is challenging, we will, once again, aim to maintain and develop our market presence while managing our cost base to reflect current trading conditions.

Our next Interim Management Statement covering trading during the first quarter will be released on 7 April 2009.

Sir Adrian Montague CBE

Chairman
5 March 2009

Operational Review

Strategy

The Group's strategy is to expand the business with the objective of being the leading specialist recruitment consultancy in our chosen markets. As recruitment activity is dependent upon economic cycles, our strategy to counter the impact of economic downturns is to diversify our business by industry sectors, professional disciplines and by geographic markets. By being more diverse, the dependency on individual businesses or markets is reduced, making the overall Group more resilient. This strategy is pursued entirely through the organic growth of existing and new teams, offices, disciplines and countries with a consistent team and meritocratic culture.

This growth is achieved by drawing upon the skills and experiences of proven Michael Page management ensuring we have the best and most experienced, home-grown talent in each key role. When we invest in a new business we do so only with a long term objective and in the knowledge that at some point there will be periods when economic activity slows. While it is difficult to predict accurately when these slowdowns will occur and how severe they will be, it has been our practice in the past and our intention in the future to

maintain our presence in our chosen markets, but with close control over our cost base.

Our team-based structure and profit share business model is scalable. The small team size also means that we can rapidly increase our headcount to achieve growth. When market conditions tighten, these teams then reduce in size largely through natural attrition. Consequently, our cost base will be reduced in a slowdown, but having invested years in training and developing our highly capable management resources, our objective is to retain this expertise within the Group. By following this course of action, we typically gain market share during downturns and position our businesses for leading rates of growth when economic conditions improve.

Pursuing this approach does mean that in a downturn our profitability declines as, in addition to the lower productivity levels that come with a slowdown, we also carry spare capacity. Adopting this strategy of toughing out economic slowdowns also drives our funding strategy and balance sheet position. In slowdowns, the business continues to produce strong cash flows as working capital requirements reduce. With uncertainty around the length and depth of economic slowdowns, a strong balance sheet is essential to support the businesses through these tougher periods and, when conditions improve and the businesses start growing, to fund the increased working capital requirements.

Review of 2008

At the start of the year the problems within the banking sector, which had begun with US sub-prime lending in August 2007, were beginning to impact more generally on banking clients. While this slowed our growth rates in businesses and locations with a high proportion of banking clients, elsewhere, we continued to experience strong demand from almost every other industry sector. To capitalise on this demand and continuing our investment in new businesses for longer term growth, we increased our headcount during the first half of the year by nearly 500 people, 263 of these joining in January 2008. We opened in Austria, Turkey and New Zealand, added a number of new offices in other countries and continued the discipline roll out across our office network.

As the problems in the financial markets increased, business confidence eroded and economic growth slowed with gradually more and more industries and countries feeling the effects. This loss of confidence became more marked and spread rapidly in the fourth quarter to impact virtually every industry sector and geographic region in which the Group operates. Our businesses reacted to these weakening market conditions by reducing headcount, most noticeably during the fourth quarter, with over 500 people leaving the Group during that period. As visibility reduces in a downturn and productivity declines, reductions in headcount inevitably lag the reductions in activity levels and gross profit. The reduction in headcount was achieved largely through natural attrition and without incurring significant restructuring charges. At the end of the year our total headcount was 4,943 (2007: 5,052) operating from 163 offices in 28 countries.

Continental Europe, Middle East and Africa (EMEA)

EMEA, the Group's largest region, contributing 47% of the Group's gross profit, reported

strong growth with revenue increasing 32.8% to £426.4m (2007: £321.1m) and gross profit increasing by 31.7% to £258.8m (2007: £196.4m). The reported growth rates benefit from the weakness of Sterling, with revenue and gross profit growth rates in constant currencies being 14.8% and 13.9%, respectively.

In the first quarter of 2008 the businesses grew year-on-year gross profit by 38% in constant currency. This growth rate had slowed to 25% in the second quarter, but with all countries in the region still achieving year-on-year growth. In the third quarter the region grew by 13%, but with Spain and the Netherlands being the first established countries recording year-on-year declines in gross profit. In the fourth quarter all countries recorded year-on-year declines in gross profit, save for Poland, Russia and the UAE.

Headcount in the region increased from 2,078 at the start of the year, peaked at 2,363 in July and ended the year at 2,155. As well as opening
in Vienna, Austria and Istanbul, Turkey we launched new offices in Stuttgart, Seville, Massy, Breda, Gothenburg and in the first quarter of 2009 Abu Dhabi. The cost base increased during the first half of the year to support growth. As growth rates slowed, visibility reduced and productivity declined, with the combination impacting on profitability and conversion rates. The region produced an increase of 5.2% (8.2% decrease in constant currency) in operating profit to £66.3m (2007: £63.0m) and the conversion rate reduced to 25.6% (2007: 32.1%).

France (33% of EMEA), which remains our second largest and most established business after the UK, had a very successful year growing gross profit by 17% in constant currency. The business in France recorded year-on-year growth until the fourth quarter, with Page Personnel being more resilient than the Michael Page business.

The individual performances of the countries that make up the rest of the region demonstrate the benefit of having a diverse geographic spread. In constant currency, the Netherlands (16% of EMEA) gross profit was the same as in 2007, Germany (14% of EMEA) grew gross profit by 21%, Switzerland (8% of EMEA) grew gross profit by 21%, Spain (9% of EMEA) saw a decline in gross profit of 10%, while Italy (9% of EMEA) grew gross profit by 20%.

United Kingdom

The UK contributed 32% of the Group's gross profit in 2008. Revenue increased by 1.4% to £365.6m (2007: £360.4m) while gross profit was 5.0% lower at £176.7m (2007: £186.0m). The lower gross profit from an increase in revenue is almost entirely due to a shift in mix as gross profit from permanent placements declined while gross profit from temporary placements grew. At the beginning of the year the crisis in the financial markets was only affecting our banking business, while the other disciplines were experiencing strong demand and continuing to grow. We opened offices in Newcastle and Cardiff with headcount increasing from 1,799 at the start of the year, to peak at 1,880 at the end of April. While headcount reduced by 13% in the remainder of the year to 1,640 at the end of December, it has lagged the reduction in gross profit. Consequently, operating profit for

the year was 21.6% lower at £46.6m (2007: £59.4m), representing a conversion rate of 26.4% (2007: 31.9%).

The gross profit of the Finance and Accounting businesses, which generated 50% of UK gross profit, was 11% lower than in 2007, with gross profit from permanent placements declining as the slowdown, which started in the City, spread to impact London more generally and latterly the regions. Gross profit and margin from temporary placements remained broadly flat on last year.

The combined gross profit of Michael Page Marketing, Michael Page Sales and Michael Page Retail, was in line with 2007 and represented 24% of UK gross profit. The Marketing and Sales businesses performed well in an increasingly challenging market achieving considerable growth in temporary gross profit as permanent activity slowed. Retail, which had a strong first half, experienced a sharp slowing from the summer onwards, reflecting difficulties in the sector.

Michael Page Legal, Michael Page Technology, Michael Page Human Resources and Michael Page Secretarial, which combined represented 16% of the UK, had a 4% decline in gross profit. As with the other UK disciplines, they achieved growth in temporary placements and lower permanent placement activity. The spreading of the financial crisis, impacted heavily on the legal recruitment market while Technology and Human Resources performed well, growing in the year.

The more recently created Michael Page Engineering & Manufacturing, Michael Page Procurement & Supply Chain and Michael Page Property & Construction businesses, grew at 30% and together now represent 9% of UK gross profit. These businesses all grew gross profit in 2008, with the growth in temporary placements exceeding the growth in permanent.

Asia Pacific

In the Asia Pacific region, revenue was 14.0% higher at £111.4m (2007: £97.8m), gross profit was 16.7% higher at £66.8m (2007: £57.2m) and operating profit increased 7.3% to £22.4m (2007: £20.8m), representing a conversion rate of 33.5% (2007: 36.4%). The reported results benefited from Sterling's weakness. Using constant currency, revenue grew by 3.1%, gross profit grew by 5.2% and operating profit fell by 3.4%. Headcount in the region grew from 632 at the start of the year to a peak of 718 at the end of October. As the effects of the economic slowdown spread rapidly in the fourth quarter, our businesses responded quickly by reducing headcount in the last two months by 80 to end the year at 638.

In Australia and New Zealand (61% of Asia Pacific), gross profit and operating profit grew in constant currency by 11.7% and 13.7% respectively. We opened an office in Auckland and with the Australian economy remaining strong, we increased headcount and continued the roll out of disciplines. The Australian economy started to show signs of slowing in the second half, with market conditions then weakening rapidly in the fourth quarter.

In the Rest of Asia the performance was more mixed. In Tokyo, which is yet to roll-out all disciplines, our business is heavily dependent on the banking sector and had a difficult year, but remained profitable. In China, we continued to invest and grow our business, opening offices in Beijing and Shenzhen. In Hong Kong and Singapore our businesses performed strongly until the fourth quarter when market confidence eroded rapidly and activity levels reduced sharply.

The Americas

Revenue for the region was 32.3% higher at £69.3m (2007: £52.4m) and gross profit increased by 31.3% to £50.5m (2007: £38.4m). The reported results benefited from Sterling's weakness, using constant currency, revenue grew by 19.2% and gross profit grew by 17.7%. Headcount in the region increased from 543 at the start of the year and peaked at 624 in July. As the effects of the downturn in North America became more severe and with the downturn spreading to Latin America, headcount was reduced substantially in the second half and ended the year at 510. As a result of the slowing in activity levels, operating profit was 14.0% (30.4% in constant currency) lower at £5.3m (2007: £6.2m), with a conversion rate of 10.5% (2007: 16.1%).

In North America, we opened a second Canadian office in Montreal at the start of the year and continued our discipline diversification in our US offices, reducing our dependency on the financial services sector. In Latin America we achieved strong growth in Mexico and Brazil, where we opened a fifth office in Belo Horizonte. Our business in Argentina, which opened at the end of 2007, achieved a successful first year of trading, exceeding our expectations.

Discipline development

Placing people in Finance and Accounting roles, the large majority of which are professionally qualified accountants into industry and commerce, generates around half of the Group's gross profit. Revenue from Finance and Accounting placements was 9.2% higher at £542.0m (2007: £496.5m) and gross profit increased by 5.5% to £273.0m (2007: £258.7m), using constant currency, revenue increased by 1.1% and gross profit reduced by 3.0%. The reduction in gross profit is largely as a result of the financial crisis substantially reducing the number of banking placements, particularly in permanent roles.

Placing Marketing, Sales and Retail professionals generates around 19% of the Group's gross profit. Revenue from these disciplines was 18.0% higher at £140.6m (2007: £119.1m) and gross profit increased by 15.6% to £103.9m (2007: £89.9m). Using constant currency, revenue increased by 9.2% and gross profit increased by 6.5%. Marketing, the larger of these disciplines, achieved good growth particularly in the UK from temps and the public sector. Sales, mainly a permanent business, achieved good growth particularly in Australia and Brazil where it is a relatively new discipline focus. Retail, which is the smaller of these disciplines and predominantly permanent rather than temporary, had a tough year reflecting the difficulties in the sector.

Legal, Technology, Human Resources, Secretarial and Other disciplines are all comparatively small with the largest of the disciplines accounting for less than 5% of Group gross profit. Revenue from these disciplines was 24.7% higher at £168.2m (2007: £134.9m) and gross profit increased by 26.2% to £93.2m (2007: £73.8m). Using constant currency, revenue increased by 15.9% and gross profit increased by 16.8%. With the notable exception of Legal recruitment, which was severely affected by the financial crisis, all the remaining disciplines grew well, off a smaller base, as they were rolled out.

The most recently established disciplines of Engineering, Property & Construction and Procurement & Supply Chain, all grew rapidly, with the largest, Engineering, accounting for almost 7% of Group gross profit. Revenue from these disciplines was 50.4% higher at £122.0m (2007: £81.1m) and gross profit increased by 48.3% to £82.6m (2007: £55.7m). Using constant currency, revenue increased by 35.2% and gross profit increased by 32.5%. These higher rates of growth reflected the benefit from rolling out new disciplines across our established network and in more recently launched countries such as the UAE.

Outlook

We have made significant investments over the past few years, organically diversifying our business, geographically and by discipline, where market opportunities exist and when we have a senior experienced member of the Michael Page management team available to pursue them. This diversification has undoubtedly benefited the Group's performance as economies around the world have slowed. Given the difficult global outlook, we have limited our own investment and expansion plans and will aggressively manage our costs to reflect activity levels, including where possible consolidating offices and merging teams.

Given the current uncertainty over the economic outlook, it is extremely difficult to predict the performance of our business in the short-term. We have an exceptional pool of ambitious and talented people in the Group, particularly at the senior management levels, who have experience of managing these businesses through periods of economic slowing and recession. We have a track record in periods of economic slowdown of maintaining our infrastructure and market presence, seeking to position the business for strong growth when economic conditions improve. It has always been, and will continue to be, our intention to take decisions and make investments for the longer-term benefit of our stakeholders.

Steve Ingham

Chief Executive
5 March 2009

Financial Review

Income statement

Revenue

Reported revenue for the year increased by 17.0% to £972.8m (2007: £831.6m). Revenue benefited from the weakening of Sterling during the year and using constant currencies, revenue increased by 7.9% to £897.4m. As in previous economic slowdowns, permanent placement activity was affected earlier than temporary, with the latter being more resilient to slowing activity levels. As the economic slowdown spread during the course of the year, this trend was reflected in revenue from temporary placements increasing by 19.4% to £524.4m (2007: £439.1m), representing 53.9% (2007: 52.8%) of Group revenue. Revenue from permanent placements was £448.4m (2007: £392.6m), an increase of 14.2%.

Gross profit

Gross profit for the year increased by 15.6% to £552.7m (2007: £478.1m). The reported gross margin also benefited from Sterling's weakness and using constant currencies, gross profit grew by 5.8% to £505.7m. The Group's gross margin decreased to 56.8% (2007: 57.5%) as a result of a slight shift in the mix of business between permanent and temporary placements. Gross profit from temporary placements grew faster at 19.7% to £127.0m (2007: £106.1m) and represented 23.0% (2007: 22.2%) of Group gross profit. The gross margin achieved on temporary placements was maintained at 24.2% (2007: 24.2%). Gross profit from permanent placements grew at a slower rate than temporary at 14.4% to £425.7m (2007: £372.0m) with the gross margin increasing slightly to 94.9% (2007: 94.8%).

Operating profit and conversion rates

As a result of the Group's organic long-term growth strategy, tight control on costs and profit-based bonuses, we have a business model which is operationally geared. The majority of our cost base, around 75%, relates to our staff with the other main components being property and information technology costs. With a strategy of organic growth, the Group incurs start-up costs and operating losses as investments are made to grow existing and new businesses, open new offices and launch new countries. Furthermore, significant increases in headcount mean that it takes time to train staff before they become fully productive. These characteristics of our growth strategy and the levels of investment impact on the conversion rates in any one reporting period.

Generally, in years when economic conditions are benign, revenue and gross profit grow, with operating profit growing at a faster rate due to a combination of higher productivity, stronger pricing and greater utilisation of infrastructure. In order to grow, we need to increase our headcount and ensure that we have infrastructure to house and support them. When economic conditions weaken and recruitment activity slows, these factors work in reverse and are compounded by a shortening of earnings visibility.

The majority of our permanent placement activity is undertaken on a contingent basis which means on those assignments we only generate revenue when a candidate is successfully placed in a role. Our short-term visibility on these earnings is provided by the number of assignments we are working on, the number of candidates we have at interview and the stage they are at in the interview process. The average time to complete a

placement from taking on an assignment to successfully placing a candidate tends to lengthen in a downturn, reducing productivity, and the risk of the candidate being rejected or the assignment being cancelled increases, thereby further reducing our earnings visibility.

In a downturn, activity levels can slow quickly and revenue can decline even faster due to the contingent nature of a large proportion of our placements. The main opportunity for reducing our own cost base is headcount, but these reductions tend to lag the declines in revenue due to the shortening visibility. The majority of the initial reductions in our headcount occur through natural attrition, without incurring significant restructuring charges. However, if greater reductions become necessary, such charges may be incurred.

In 2008, while we recorded an increase in gross profit of 15.6%, approximately two-thirds of this growth was due to currency movements. As very few of our transactions are cross-border our costs are therefore impacted in a similar manner when translated and reported in Sterling. The growth we achieved in gross profit was mostly achieved in the first half of the year, with headcount and infrastructure being added to support this growth and to develop longer term opportunities. The increasingly rapid decline in activity during the second half, with lower gross profit together with a lagged reduction in headcount, resulted in significantly reduced operating profit in the second half of the year of £55.6m, compared to £84.9m generated in the first half of the year.

This gearing effect reduced the Group's conversion rate for the year to 25.4% (2007: 31.3%). The movement in the conversion rates of the four regions reflected the different timings and degrees of slowing they experienced, with the conversion rate in the Americas remaining the lowest due to the greater level of recent new investment, business start-ups and with North America being the area hardest hit by this crisis.

As a result of the number of staff and office start-up costs added in the first half of the year, reported administrative expenses in the year increased by 25.4% to £412.2m (2007: £328.7m). This increase is also partly due to the movements in currencies, using constant currencies they increased by 14.8% to £377.2m. While no significant restructuring charges were incurred in reducing headcount by over 10% in the second half of the year, they have been more than offset by £4.8m of foreign exchange gains. Administrative expenses also included £6.9m of share-based charges (2007: £7.2m) in respect of the Group's deferred annual bonus scheme, long-term incentive plans and executive share option schemes. The slight reduction in these share-based charges is due to a combination of lower employers' social charges as a consequence of the reduction in the share price from 288.0p at the end of 2007, to 214.75p at the end of 2008 and amendments to assumptions on the likelihood of awards vesting.

Net interest

The Group had a net interest charge for the year of £0.4m (2007: £2.0m). As the financial crisis deepened and the economic outlook deteriorated, we adopted an increasingly cautious approach to the Group's funding position. The reduction in the net interest charge for the year reflects the strengthening of the Group's financial position , partly offset by

lower returns on cash as interest rates reduced.

Taxation

Tax on profit was £42.7m (2007: £45.7m), representing an effective tax rate of 30.5% (2007: 31.0%). The rate was higher than the effective UK corporation tax rate for the year of 28.5% due to disallowable items of expenditure and profit being generated in countries where the corporate tax rates are higher than in the UK. The effective rate was lower than in 2007 primarily as a result of the UK corporation tax rate reducing from 30% to 28% in April 2008.

Share repurchases and share options

It is the Group's intention to continue to use share repurchases to return surplus cash to shareholders and to satisfy awards under the Group's incentive share plan and deferred annual bonus plan. Reflecting the more cautious approach to the Group's funding position, 7.2m shares were repurchased at a cost of £16.8m. 6.7m of these shares were cancelled, with the remaining shares purchased by the Group's employee benefit trust to satisfy future share plans awards.

At the beginning of 2008, the Group had 11.1m share options outstanding of which 3.1m had vested. In March 2008, 3.1m share options were granted. During the course of the year options were exercised over 1.3m shares, generating £2.2m in cash and 0.8m share options lapsed. At the end of 2008, 12.2m share options remained outstanding of which 4.0m had vested.

Earnings per share and dividends

In 2008, basic earnings per share were 30.3p (2007: 31.1p) and diluted earnings per share were 29.9p (2007: 30.6p). The weighted average number of shares for the year was 321.5m (2007: 327.5m) reflecting the shares repurchased during the year and the new shares issued to satisfy option exercises.

A final dividend of 5.12p (2007: 5.6p) per ordinary share is proposed which, together with the interim dividend of 2.88p (2007: 2.4p) per ordinary share, makes an unchanged total dividend for the year of 8.0p (2007: 8.0p) per ordinary share. The proposed final dividend, which amounts to £16.3m, will be paid on 8 June 2009 to those shareholders on the register as at 8 May 2009.

Balance sheet

The Group had net assets of £210.7m at 31 December 2008 (2007: £107.9m). The increase in net assets principally relates to the profit for the year of £97.3m, currency movements of £40.1m, the credits relating to share schemes of £7.3m and cash received from the exercise of share options of £2.2m, offset by share repurchases of £16.8m and dividends paid of £27.3m.

Our capital expenditure is driven primarily by two main factors being headcount, in terms of office accommodation and infrastructure and the development and maintenance of our IT systems. The project to replace our current recruitment IT system with the next generation is progressing well and we anticipate that the first full implementations will take place later this year with the roll out continuing throughout 2010 in order to mitigate the implementation risks. Capital expenditure, net of disposal proceeds, increased to £26.4m (2007: £12.8m) reflecting the increase in headcount, the opening and expansion of a number of offices and the investment in new systems.

The most significant items in the balance sheet are trade receivables, which were £168.4m at 31 December 2008 (2007: £160.9m). While the reported trade receivables increased from the amount reported at the end of 2007, this increase is due to the movement in exchange rates during the year. Restating the trade receivables at the end of 2007 using exchange rates at the end of 2008 results in £192.5m of trade receivables. The reduction in trade receivables on a constant currency basis reflects the reduced activity, particularly in the fourth quarter of 2008, and an improvement in debtor days. Despite a higher proportion of revenue being generated outside the UK, where our debtor days tend to be higher than in the UK, Group debtor days reduced to 56 (2007: 58 days).

Cash flow

At the start of the year, the Group had net cash, being cash and cash equivalents less bank overdrafts and loans, of £10.3m.

During the year, the Group generated net cash from operating activities of £185.2m (2007: £148.7m), being £151.4m (2007: £157.2m) of EBITDA, £6.7m (2007: £6.8m) of share scheme non-cash charges and a reduction in working capital requirements of £27.1m (2007: increase of £15.1m).

The principal payments were:

- £26.4m (2007: £12.8m) of capital expenditure, net of disposal proceeds, on property, infrastructure, information systems and motor vehicles;
- taxes on profit of £53.4m (2007: £36.5m);
- dividends of £27.3m (2007: £21.8m); and
- share repurchases of £16.8m (2007: £74.9m).

£2.2m (2007: £8.7m) was received in the year from the issue of new shares to satisfy share option exercises.

With cash being generated outside the UK and the weakness of Sterling, particularly at the end of 2008, £21.4m (2007: £4.0m) of exchange gains were recorded in the year.

At 31 December 2008, the Group had net cash of £94.3m.

Net cash and Group borrowing facilities

At 31 December 2008, the Group had net cash of £94.3m (2007: £10.3m). The net cash position comprised gross cash deposits of £157.0m with 12 separate banks. £62.7m was legally offset directly against borrowings in the ABN Amro cash pool.

The Group has a 364 day £50m multi-currency committed borrowing facility that expires at the end of May 2009. This facility has an option that would allow the Group to draw down all or part of the facility during May 2009 for a term expiring in May 2011.

Going concern

The Board has undertaken a recent and thorough review of the Group's budget, forecasts and associated risks and sensitivities. Despite the significant uncertainty in the economy and its inherent risk and impact on the business, the Board has concluded, given the level of cash in the business, the geographical and discipline diversification, limited concentration risk, as well as the ability to manage the cost base, that the Group has adequate resources to continue in operational existence for the foreseeable future, being a period of at least twelve-months from the date of approval of accounts. As a result, the going concern basis continues to be appropriate in preparing the financial statements.

Key Performance Indicators ("KPIs")

Financial and non-financial key performance indicators (KPIs) used by the Board to monitor progress are listed in the table below. The source of data and calculation methods year-on-year are on a consistent basis.

KPI	**2008**	**2007**	**Definition, method of calculation and analysis**
Gross margin	56.8%	57.5%	Gross profit as a percentage of revenue. Gross margin reduced slightly from last year as a result of the mix of permanent and temporary placements. Source: Consolidated income statement in the financial statements.
Conversion	25.4%	31.3%	Operating profit as a percentage of gross profit showing the Group's effectiveness at controlling the costs and expenses associated with its normal business operations and the level of investment for the future. Conversion declined compared to last year reflecting the impact of the economic slowdown on demand for the Group's services, lower productivity and the lag in headcount reductions. Source: Consolidated income statement in the financial statements.
Productivity (gross profit per fee earner)	£136.2k	£144.2k	Represents how productive fee earners are in the business and is calculated by dividing the gross profit for the year by the average number of fee earners and directors. The higher the number, the higher their productivity. Productivity is a function of the rate of

			investment in new fee earners, the impact of pricing and the general conditions of the recruitment market. The reduction in productivity this year is as a result of the general deterioration in market conditions. Source: Consolidated financial statements.
Fee earner: support staff ratio	74:26	76:24	Represents the balance between operational and non-operational staff. The movement this year demonstrates a larger reduction in fee earners in relation to support staff. Source: Internal data.
Debtor days	56	58	Represents the length of time taken for the Group to receive payments from its debtors. Calculated by comparing how many days' billings it takes to cover the debtor balance. Source: Internal data.

The movements in KPIs are in line with expectations set out in the discussion on operating profit and conversion rates in the Financial Review. The ratio of fee earners to support staff at the end of 2008 has reduced from the level at the end of 2007. This ratio improves when the Group grows and headcount increases, but tends to decline when Group headcount reduces as the infrastructure staff to support a higher number of teams, offices and countries cannot be flexed as quickly as fee earning staff.

Foreign exchange

The Group operates in 28 countries around the world and carries out transactions that are recorded in seventeen local currencies. The Group reports its Income Statement and Cash Flow Statement results in Pounds Sterling using the average exchange rate for each month to translate the local currency amounts into Sterling. The Balance Sheet is translated using the exchange rates at the Balance Sheet date.

As a service company, most of the Group's transactions are within the territory in which the local business operates and consequently there are few cross-border transactions between Group companies. However, royalties are charged for the use of the Group's trademarks and management fees are charged for Group and regional functions that provide services to other Group subsidiary companies. Foreign exchange gains and losses are recognised in accordance with IFRS on the settlement of these transactions where the cash received when converted into Sterling differs from the amounts previously recorded in the Income Statement. These exchange gains and losses are included within operating profit.

The table below shows the relative movements of the Group's main trading currencies against Pounds Sterling during 2008, when compared to those prevalent during 2007. In all cases, Sterling has weakened against these main trading currencies.

Currency	Movement in the average exchange rate used for Income Statement translation between 2007 and 2008	Movement in the year end exchange rate used for Balance Sheet translation between 2007 and 2008

Euro	-14%	-24%
Swiss Franc	-18%	-32%
Brazilian Real	-14%	-5%
US Dollar	-8%	-28%
Australian Dollar	-9%	-9%
Japanese Yen	-19%	-41%

Treasury management and currency risk

It is the Directors' intention to continue to finance the activities and development of the Group from retained earnings, and to operate the Group's business while maintaining a strong balance sheet position. In a generally benign economic environment this equates to maintaining the Group's net cash/debt position within a relatively narrow band, with cash generated in excess of these requirements being used to buy back the Group's shares. In an economic downturn a more cautious funding position is adopted with the Group being managed in a net cash position.

Cash surpluses are invested in short-term deposits, with any working capital requirements being provided from Group cash resources, Group facilities, or by local overdraft facilities. The Group has a multi-currency notional cash pool between the Euro-zone subsidiaries and the UK-based Group Treasury subsidiary. The structure facilitates interest and balance compensation of cash and bank overdrafts. It is the intention to extend the scope of the participation to other Group companies.

The main functional currencies of the Group are Sterling, Euro and Australian Dollar. The Group does not have material transactional currency exposures, nor is there a material exposure to foreign denominated monetary assets and liabilities. The Group is exposed to foreign currency translation differences in accounting for its overseas operations. Our policy is not to hedge this exposure.

In certain cases, where the Group gives or receives short-term loans to and from other Group companies with different reporting currencies, it may use foreign exchange swap derivative financial instruments to manage the currency and interest rate exposure that arises on these loans. It is the Group's policy not to seek to designate these derivatives as hedges.

Principal risks and uncertainties

The management of the business and the execution of the Group's strategy are subject to a number of risks. The following section comprises a summary of the main risks Michael

Page International plc believes could potentially impact the Group's operating and financial performance.

People

The resignation of key individuals and the inability to recruit talented people with the right skill-sets could adversely affect the Group's results. This is further compounded by the Group's organic growth strategy and its policy of not externally hiring senior operational positions. Mitigation of this risk is achieved by succession planning, training of staff, competitive pay structures and share plans linked to the Group's results and career progression.

Macro economic environment

Recruitment activity is largely driven by economic cycles and the levels of business confidence. The Board look to reduce the Group's cyclical risk by expanding geographically, by increasing the number of disciplines, by building part-qualified and clerical businesses and by continuing to build the temporary business.

A substantial portion of the Group's gross profit arises from fees which are contingent upon the successful placement of a candidate in a position. If a client cancels the assignment at any stage in the process the Group receives no remuneration. As a consequence the Group's visibility of gross profit is generally quite short and reduces further during periods of economic downturn as currently being experienced.

Competition

The degree of competition varies in each of the Group's main regions. In the UK, Australia and North America, the recruitment market is well developed, highly competitive and fragmented. The characteristics of a developed market are greater competition for clients and candidates, as well as pricing pressure. In EMEA, Latin America and Asia, the recruitment market is generally less developed with a large proportion of all recruitment being carried out by companies' internal resources rather than through recruitment specialists. This is changing due to changes in legislation, increasing job mobility and the difficulty internal resources face in sourcing suitably qualified candidates and managing compliance.

If the Group does not continue to compete in its markets effectively, by hiring new staff, opening and expanding offices and continuing the discipline roll-outs, there is a risk that competitors may beat us to key strategic opportunities, which may result in lost business and a reduction in market share. This risk is mitigated by meetings of the Main Board, Executive Board and Regional and Country Management Boards where Group strategy is continually reviewed and decisions made over the allocation of the Group's resources, principally people.

Technology

The Group is reliant on a number of technology systems to provide services to clients and candidates. These systems are dependent on a number of important suppliers that provide the technology infrastructure and disaster recovery solutions. The performance of these suppliers are continually monitored to ensure business critical services are available and maintained as far as practically possible. Due to the rapid advancement of technology, there is a risk that systems could become outdated with the potential to affect efficiency and have an impact on revenue and client service. This risk is mitigated by regular reviews of the Group's technology strategy to ensure that it supports the overall Group strategy.

Legal

The Group operates in a large number of jurisdictions which have varying legal and compliance regulations. The Group takes its responsibilities seriously and ensures that its policies, systems and procedures are continually updated to reflect best practice and to comply with the legal requirements in all the markets in which it operates. In order to reduce the legal and compliance risks, fee earners and support staff receive regular training and updates of changes in legal and compliance requirements.

Stephen Puckett

Group Finance Director
5 March 2009

Consolidated Income Statement
Year ended 31 December 2008

	Note	2008 £'000	2007 £'000
Revenue	3	**972,782**	831,640
Cost of sales		**(420,080)**	(353,546)
Gross profit	3	**552,702**	478,094
Administrative expenses		**(412,201)**	(328,662)
Operating profit	3	**140,501**	149,432
Financial income		**3,878**	1,189
Financial expenses		**(4,323)**	(3,180)

	Note		
Profit before tax		**140,056**	147,441
Income tax expense	4	**(42,717)**	(45,707)
Profit for the year		**97,339**	101,734
Attributable to:			
Equity holders of the parent		97,339	101,734
Earnings per share			
Basic earnings per share (pence)	7	**30.3**	31.1
Diluted earnings per share (pence)	7	**29.9**	30.6

The above results relate to continuing operations.

Consolidated Statement of Changes in Equity
31 December 2008

	Called - up share capital £'000	Share premium £'000	Capital redemption reserve £'000	Reserve for shares held in the employee benefit trust £'000	Currency translation reserve £'000	Retained earnings £'000	Total equity £'000
Balance at 1 January 2007	**3,332**	**37,952**	**656**	**(8,901)**	**(2,812)**	**50,164**	**80,391**
Currency translation differences	-	-	-	-	8,127	-	8,127
Net income recognised directly in equity	-	-	-	-	8,127	-	8,127
Profit for the year ended 31 December 2007	-	-	-	-	-	101,734	101,734
Total recognised income for the year	-	-	-	-	8,127	101,734	109,861
Purchase of own shares for cancellation	(115)	-	115	-	-	(59,885)	(59,885)
Purchase of shares held in employee	-	-	-	(15,000)	-	-	(15,000)

benefit trust							
Issue of share capital	57	8,683	-	-	-	-	8,740
Transfer to reserve for shares held in the employee benefit trust	-	-	-	1,161	-	(1,161)	-
Credit in respect of share schemes	-	-	-	-	-	5,528	5,528
Dividends	-	-	-	-	-	(21,785)	(21,785)
	(58)	8,683	115	(13,839)	-	(77,303)	(82,402)
Balance at 31 December 2007	**3,274**	**46,635**	**771**	**(22,740)**	**5,315**	**74,595**	**107,850**

	Called - up share capital £'000	**Share premium £'000**	**Capital redemption reserve £'000**	**Reserve for shares held in the employee benefit trust £'000**	**Currency translation reserve £'000**	**Retained earnings £'000**	**Total equity £'000**
Balance at 1 January 2008	**3,274**	**46,635**	**771**	**(22,740)**	**5,315**	**74,595**	**107,850**
Currency translation differences	-	-	-	-	40,064	-	40,064
Net income recognised directly in equity	-	-	-	-	40,064	-	40,064
Profit for the year ended 31 December 2008	-	-	-	-	-	97,339	97,339
Total recognised income for the year	-	-	-	-	40,064	97,339	137,403
Purchase of own shares for cancellation	(67)	-	67	-	-	(15,985)	(15,985)
Purchase of shares held in employee benefit trust	-	-	-	(854)	-	-	(854)
Issue of share capital	13	2,221	-	-	-	-	2,234
Transfer to reserve for shares held in the employee benefit trust	-	-	-	2,516	-	(2,516)	-
Credit in respect of share schemes	-	-	-	-	-	7,279	7,279
Dividends	-	-	-	-	-	(27,263)	(27,263)
	(54)	2,221	67	1,662	-	(38,485)	(34,589)
Balance at 31 December 2008	**3,220**	**48,856**	**838**	**(21,078)**	**45,379**	**133,449**	**210,664**

Consolidated balance sheet
31 December 2008

	Note	2008 £'000	2007 £'000
Non-current assets			
Property, plant and equipment	8	**39,097**	27,149
Intangible assets - Goodwill		**1,539**	1,539
- Computer software		**12,316**	2,757
Deferred tax assets		**6,496**	4,998
Other receivables		**1,955**	2,301
		61,403	38,744
Current assets			
Trade and other receivables		**203,813**	192,810
Current tax receivable		**5,358**	-
Cash and cash equivalents	10	**156,980**	82,990
		366,151	275,800
Total assets	3	**427,554**	314,544
Non-current liabilities			
Other payables		**(1,337)**	(680)
Deferred tax liabilities		**(897)**	(17)
		(2,234)	(697)
Current liabilities			
Trade and other payables		**(137,021)**	(115,405)
Bank overdrafts	10	**(62,697)**	(47,433)
Bank loans	10	**-**	(25,300)
Current tax payable		**(14,938)**	(17,859)
		(214,656)	(205,997)
Total liabilities	3	**(216,890)**	(206,694)
Net assets		**210,664**	107,850
Capital and reserves			
Called-up share capital		**3,220**	3,274
Share premium		**48,856**	46,635
Capital redemption reserve		**838**	771
Reserve for shares held in the Employee Benefit Trust		**(21,078)**	(22,740)
Currency translation reserve		**45,379**	5,315

Retained earnings	**133,449**	74,595
Total equity	**210,664**	107,850

Consolidated Statement of Cash Flows
Year ended 31 December 2008

	Note	2008 £'000	2007 £'000
Cash generated from operations	9	**185,206**	148,663
Income tax paid		**(53,409)**	(36,519)
Net cash from operating activities		**131,797**	112,144
Cash flows from investing activities			
Purchases of property, plant and equipment		**(17,173)**	(11,927)
Purchases of computer software		**(10,260)**	(1,579)
Proceeds from the sale of property, plant and equipment and computer software		**1,009**	743
Interest received		**3,878**	1,189
Net cash used in investing activities		**(22,546)**	(11,574)
Cash flows from financing activities			
Dividends paid		**(27,263)**	(21,785)
Interest paid		**(4,782)**	(2,741)
Proceeds from bank loan		**-**	25,300
Repayment of bank loan		**(25,300)**	(39,150)
Issue of own shares for the exercise of options		**2,234**	8,740
Purchase of own shares for cancellation		**(15,985)**	(59,885)
Purchase of shares held in the employee benefit trust		**(854)**	(15,000)
Net cash used in financing activities		**(71,950)**	(104,521)
Net increase/(decrease) in cash and cash equivalents		**37,301**	(3,951)
Cash and cash equivalents at the beginning of the year		**35,557**	35,544
Exchange gains on cash and cash equivalents		**21,425**	3,964
Cash and cash equivalents at the end of the year	10	**94,283**	35,557

Notes to the consolidated preliminary results
Year ended 31 December 2008

1. Corporate information

Michael Page International plc is a limited liability company incorporated in Great Britain and domiciled within the United Kingdom whose shares are publicly traded. The consolidated preliminary results of the Company as at and for the year ended 31 December 2008 comprise the Company and its subsidiaries (together referred to as the "Group").

The consolidated preliminary results of the Group for the year ended 31 December 2008 were approved by the directors on 5 March 2009. The Annual General Meeting of Michael Page International plc will be held at Page House, The Bourne Business Park, 1 Dashwood Lang Road, Addlestone, Surrey, KT15 2QW on 22 May 2009 at 12.00 noon.

2. Basis of preparation and accounting policies

Basis of preparation

These consolidated preliminary results have been prepared in accordance with the recognition and measurement criteria of IFRS. They do not include all the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended 31 December 2007.

Nature of financial information

The financial information set out above does not constitute the Company's statutory accounts for the years ended 31 December 2008 or 2007, but is derived from those accounts. Statutory accounts for 2007 have been delivered to the Registrar of Companies and those for 2008 will be delivered following the Company's Annual General Meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under Section 237 (2) or (3) of the Companies Act 1985.

Accounting policies

The accounting policies applied by the Group in these consolidated preliminary results are the same as those applied by the Group in its consolidated financial statements as at and for the year ended 31 December 2007.

3. Segment reporting

The consolidated entity operates in one business segment, being that of recruitment services, and this is the Group's primary segment. As a result, no additional business segment information is required to be provided. The Group's secondary segment is geography. The segment results by geography are shown below:

a) Revenue, gross profit and operating profit by geographic region

		Revenue		Gross Profit	
		2008 £'000	**2007 £'000**	**2008 £'000**	**2007 £'000**
EMEA		**426,436**	321,102	**258,772**	196,421
United Kingdom		**365,602**	360,395	**176,685**	186,024
Asia Pacific	Australia and New Zealand	**83,643**	72,020	**40,521**	32,855
	Other	**27,800**	25,741	**26,254**	24,366
	Total	**111,443**	97,761	**66,775**	57,221
Americas		**69,301**	52,382	**50,470**	38,428
		972,782	831,640	**552,702**	478,094

		Operating Profit	
		2008 £'000	**2007 £'000**
EMEA		**66,271**	63,013
United Kingdom		**46,557**	59,412
Asia Pacific	Australia and New Zealand	**12,760**	9,899
	Other	**9,591**	10,922
	Total	**22,351**	20,821
Americas		**5,322**	6,186
		140,501	149,432

The above analysis by destination is not materially different to the analysis by origin.

The analysis below is of the carrying amount of geographic segment assets, liabilities and capital expenditure. Segment assets and liabilities include items directly attributable to a segment as well as those that can be

allocated on a reasonable basis. The individual geographic segments exclude income tax assets and liabilities. Capital expenditure comprises additions to property, plant and equipment, motor vehicles and computer hardware/software.

b) Segment assets, liabilities and capital expenditure by geographic region

		Total Assets		Total Liabilities	
		2008 £'000	**2007 £'000**	**2008 £'000**	**2007 £'000**
EMEA		**212,004**	165,719	**79,517**	58,325
United Kingdom		**128,338**	89,679	**104,697**	114,622
Asia Pacific	Australia and New Zealand	**28,129**	22,899	**6,943**	7,103
	Other	**24,473**	15,672	**2,680**	2,738
	Total	**52,602**	38,571	**9,623**	9,841
Americas		**29,252**	20,575	**8,115**	6,047
Segment assets/liabilities		**422,196**	314,544	**201,952**	188,835
Income tax		**5,358**	-	**14,938**	17,859
		427,554	314,544	**216,890**	206,694

		Capital Expenditure	
		2008 £'000	**2007 £'000**
EMEA		**7,114**	5,934
United Kingdom		**15,284**	5,043
Asia Pacific	Australia and New Zealand	**1,640**	436
	Other	**717**	303
	Total	**2,357**	739
Americas		**2,678**	1,790
		27,433	**13,506**

c) **Revenue and gross profit by discipline**

	Revenue		Gross Profit	
	2008 £'000	**2007 £'000**	**2008 £'000**	**2007 £'000**
Finance and Accounting	**541,984**	496,506	**273,017**	258,667
Marketing, Sales and Retail	**140,599**	119,103	**103,907**	89,910
Legal, Technology, HR, Secretarial and Other	**168,167**	134,908	**93,193**	73,835
Engineering, Property & Construction, Procurement & Supply Chain	**122,032**	81,123	**82,585**	55,682
	972,782	831,640	**552,702**	478,094

d) **Revenue and gross profit generated from permanent and temporary placements**

	Revenue		Gross Profit	
	2008 £'000	**2007 £'000**	**2008 £'000**	**2007 £'000**
Permanent	**448,403**	392,583	**425,655**	371,998
Temporary	**524,379**	439,057	**127,047**	106,096
	972,782	831,640	**552,702**	478,094

4. Taxation

The Group's consolidated effective tax rate in respect of continuing operations for the year ended 31 December 2008 was 30.5% (2007: 31.0%)

	2008 £'000	**2007 £'000**
Tax charge		
United Kingdom	**19,149**	21,357
Overseas	**23,568**	24,350
Income tax expense reported in the consolidated income	**42,717**	45,707

statement

5. **Dividends**

	2008 £'000	2007 £'000
Amounts recognised as distributions to equity holders in the year:		
Final dividend for the year ended 31 December 2007 of 5.6p per ordinary share (2006: 4.2p)	**17,934**	13,979
Interim dividend for the year ended 31 December 2008 of 2.88p per ordinary share (2007: 2.4p)	**9,329**	7,806
	27,263	21,785
Amounts proposed as distributions to equity holders:		
Proposed final dividend for the year ended 31 December 2008 of 5.12p per ordinary share (2007: 5.6p)	**16,316**	17,984

The proposed final dividend had not been approved by the Board at 31 December 2008 and therefore has not been included as a liability. The comparative final dividend at 31 December 2007 was also not recognised as a liability in the prior year.

The proposed final dividend of 5.12 pence (2007: 5.6 pence) per ordinary share will be paid on 8 June 2009 to shareholders on the register at the close of business on 8 May 2009, subject to approval by shareholders.

6. **Share-based payments**

In accordance with IFRS 2 "Share-based Payment", a credit of £0.6m has been recognised for share options (including social charges) (2007: charge £2.4m), and a charge of £7.5m has been recognised for other share-based payment arrangements (including social charges) (2007: £4.8m).

7. **Earnings per ordinary share**

The calculation of the basic and diluted earnings per share is based on the following data:

	2008	2007
Earnings		
Earnings for basic and diluted earnings per share (£'000)	**97,339**	101,734
Number of shares		
Weighted average number of shares used for basic earnings per share ('000)	**321,475**	327,528
Dilution effect of share plans ('000)	**4,178**	5,353

Diluted weighted average number of shares used for diluted earnings per share ('000)	**325,653**	332,881
Basic earnings per share (pence)	**30.3**	31.1
Diluted earnings per share (pence)	**29.9**	30.6

The above results relate to continuing operations.

8. Property, plant and equipment

Acquisitions and disposals
During the year ended 31 December 2008 the Group acquired property, plant and equipment with a cost of £17.2m (2007: £11.9m).

Property, plant and equipment with a carrying amount of £1.6m were disposed of during the year ended 31 December 2008 (2007: £0.8m), resulting in a loss on disposal of £0.6m (2007: loss of £0.1m).

Capital commitments
The Group had contractual capital commitments of £0.3m as at 31 December 2008 (2007: £1.2m) relating to property, plant and equipment.

9. Cash flows from operating activities

	2008 £'000	**2007 £'000**
Profit before tax	**140,056**	147,441
Depreciation and amortisation charges	**10,317**	7,660
Loss on sale of property, plant and equipment, and computer software	**596**	91
Share scheme charges	**6,667**	6,757
Net finance cost	**445**	1,991
Operating cashflow before changes in working capital and provisions	**158,081**	163,940
Decrease/(increase) in receivables	**24,963**	(40,863)
Increase in payables	**2,162**	25,778
Decrease in provisions	**-**	(192)
Cash generated from operations	**185,206**	148,663

10. Cash and cash equivalents

	2008 £'000	**2007 £'000**
Cash at bank and in hand	**133,467**	75,647

Short term deposits	**23,513**	7,343
Cash and cash equivalents	**156,980**	82,990
Bank overdrafts	**(62,697)**	(47,433)
Cash and cash equivalents in the statement of cash flows	**94,283**	35,557
Bank loans	**-**	(25,300)
Net cash	**94,283**	10,257

11. Availability of accounts

This preliminary statement is not being posted to shareholders. The Report and Accounts will be posted to shareholders in due course and will be delivered to the Registrar of Companies following the Annual General Meeting of the Company.

The Annual General Meeting of Michael Page International plc will be held at Page House, The Bourne Business Park, 1 Dashwood Lang Road, Addlestone, Weybridge, Surrey, KT15 2QW on 22 May 2009 at 12.00 noon

Copies of the Report and Accounts can be downloaded from the Company's website investors.michaelpage.co.uk/annual_reports

END

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